Exhibit 1.02

Conflict Minerals Report

This Conflict Minerals Report of Illinois Tool Works Inc. for calendar year 2013 has been prepared in accordance with the requirements of Rule 13p-1 ("Rule 13p-1") and Form SD of the United States Securities and Exchange Commission ("SEC"). Unless the context indicates otherwise, the terms "Company," "ITW," "we," "its," "us" and "our" refer to Illinois Tool Works Inc. and its consolidated subsidiaries.

"Conflict minerals" as used in this report, refers to cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and/or gold (3TG), without regard to their location of origin.

Due Diligence Framework

ITW´s due diligence processes and efforts have utilized the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected And High-Risk Areas (Second Edition, 2013) (the "OECD Guidance"), a nationally or internationally recognized due diligence framework as required by the SEC.

Due Diligence Process

Consistent with the OECD Guidance, our due diligence in respect of 2013 consisted of a five-step process. ITW has addressed each of these steps as discussed below. These are not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the OECD Guidance. In addition, not all of the due diligence measures discussed below are expressly provided for in the OECD Guidance.

OECD Step 1 - Establish strong management systems

- ITW has adopted a company-wide conflict minerals policy (the "Policy"). The Policy has been circulated to selected personnel and suppliers and is accessible on our website. For a further discussion of the Policy, see the Form SD to which this Conflict Minerals Report is an exhibit.

- ITW has a cross-functional conflict minerals committee (the "Committee"). The Committee is headed by ITW's Vice President of Strategic Sourcing, who reports to ITW's Vice Chairman, and includes two dedicated employees and representatives from legal, environmental and chemical compliance, sustainability and environmental, direct materials sourcing, sourcing finance, global electronics, internal audit, and IT. Our compliance efforts were supplemented by specialist outside counsel. The Committee meets on a regular basis to discuss the conflict minerals compliance process and developments. Senior management is briefed on the results of our due diligence efforts on a regular basis.

- We distributed educational information on the SEC rule on conflict minerals to all of our businesses. This information provided guidance and directed each business to determine, by inquiring of relevant personnel, whether any conflict minerals were contained in its products. At the end of this process, all ITW businesses were categorized as either having conflict minerals or not having conflict minerals that are necessary to the functionality or production of products they manufacture or contract to manufacture ("in-scope products").

- The Committee established an intranet conflict minerals website which can be accessed by all ITW businesses for reference. The site contains resource materials and training sessions regarding our reasonable country of origin ("RCOI") and due diligence process.

- We have engaged a third party software vendor to coordinate and track RCOI and due diligence interactions between ITW businesses, their customers and suppliers through use of a cloud-based conflict minerals tracking tool ("CM System"). Web-based training was provided to all of our businesses on the proper use of the CM System.

- ITW businesses used the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition ("EICC") and the Global e-Sustainability Initiative ("GeSI") to request information from suppliers, and required that their suppliers utilize the CM System to respond to their inquiries. The reporting template requests information regarding conflict minerals included in the suppliers' products, smelter information, and other information about the suppliers' conflict minerals policies and practices.

- Our businesses educated top suppliers through presentations regarding the conflict minerals requirements during supplier conferences.

- ITW has included wording in its supplier contract "Terms and Conditions" that reflects the Conflict Minerals Policy and obligates the suppliers to take such actions as requested by ITW to enable us to comply with our conflict minerals disclosure requirements.

- ITW maintains a web- and telephone-based reporting system (Helpline), providing employees with a confidential reporting system where they can communicate issues and concerns associated with violations of ITW's Principles of Conduct, which (among other things) requires all employees to comply with all applicable laws and Company policies, including our Conflict Minerals Policy. The Helpline is also available to external stakeholders and suppliers through a public domain website.

- ITW will retain the conflict minerals related records for at least five years.

OECD Step 2 - Identify and assess risk in the supply chain

- Our businesses were given instruction and directed to determine whether, for 2013, any of their products contained conflict minerals necessary to the functionality or production of products they manufactured or contracted to manufacture.

- Our businesses sent out conflict mineral inquiry requests to our direct in-scope suppliers through our CM System, directing each supplier to complete the EICC-GeSI Conflict Minerals Reporting Template.

- We conducted follow-up (including email communications) to the extent that a response was not received, incomplete, believed to be inaccurate or otherwise triggered specified "red flags."

- We compared the smelters and refiners identified by suppliers who indicated that they may have sourced conflict minerals from a Covered Country against the list of facilities that have been identified as "conflict free" under the Conflict Free Smelter Program.

OECD Step 3 - Design and implement a strategy to respond to identified risks

- Findings were discussed during the Committee Meetings, and a listing of suppliers identified as using conflict minerals from a Covered Country was provided to management in strategic sourcing, legal, and internal audit.

- Each individual business that received a response from a supplier indicating the presence of conflict minerals from a Covered Country was given added training on next steps. Generally, the businesses were asked in the first instance to reconfirm the supplier's response to verify that the supplier answered the questionnaire correctly.

- To the extent that conflict minerals were reconfirmed by a supplier as being from a non-certified source in a Covered Country, our businesses were instructed to work with the supplier, where possible, to seek certification of the processor as a conflict free smelter or to source from a conflict free source. These supplier situations were reviewed on a case-by-case basis.

OECD Step 4 - Carry out independent third party audit of supply chain diligence at identified points in the supply chain

- The Company relied on the audits conducted by the Conflict Free Smelter Program ("CFS Program") and other independent third parties.

OECD Step 5 - Report annually on supply chain due diligence

- We have publicly filed with the SEC and made available on our website this Conflict Minerals Report and our Form SD in respect of 2013. We also included a discussion of our efforts in the area of conflict minerals, including our Conflict Minerals Policy, in our annual Corporate Social Responsibility Report for 2013.

Survey Responses and Product Information

Our businesses sent out 7,624 conflict mineral inquiry requests through our CM System to our direct in-scope suppliers, directing each supplier to complete the EICC-GeSI Conflict Minerals Reporting Template. We received and accepted 1,915 responses. A small portion of our suppliers indicated that conflict minerals supplied to us may have originated from a Covered Country, but the smelter or mine could not be identified with reasonable certainty. Components from such suppliers are contained in the following ITW products: weigh scales; flow control meters; materials test equipment; industrial ovens; switch regulators; equipment and consumables for testing and measuring of materials; high voltage generators; spark module ignitors, electronic controls and compressor's starter; arc welding and cutting equipment and consumables; fastening tools; printers and dispensers; and various automotive component assemblies.

Additional Risk Mitigation

We intend to take the following additional steps in 2014 to mitigate the risk that the necessary conflict minerals in our in-scope products benefit armed groups:

 A. Analyze and review our current processes to improve their effectiveness and efficiency.
 B. Enhance supplier communication, training and our escalation process to improve due diligence data accuracy and completion.
 C. Through our direct suppliers, continue to influence additional smelters in our supply chain to obtain conflict free certification, where possible.